EXHIBIT 99.1

B2Gold Announces Updated and Significantly Increased Mineral Resource Estimate for the Anaconda Area, Located Near the Fekola Mine, Mali

VANCOUVER, British Columbia, June 21, 2023 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce an updated and significantly increased Mineral Resource estimate for the Anaconda Area (the “June 2023 Mineral Resource estimate”), comprised of the Menankoto permit, the Bantako North permit, and the Bakolobi permit, located approximately 20 kilometers (“km”) from the Fekola Mine. The updated Mineral Resource estimate includes a significant increase in the laterite, saprolite and saprock (collectively “oxide”) Mineral Resources, and an initial sulphide Indicated Mineral Resource estimate.

Mineral Resource Update Highlights

  Indicated Resources of 2,030,000 gold ounces, an 80% increase from the March 2022 Mineral Resource estimate: June 2023 Mineral Resource estimate, constrained within an optimized pit shell at a gold price of US$1,800 per ounce, includes Indicated Mineral Resources of 57,100,000 tonnes at 1.11 grams per tonne (“g/t”) gold for a total of 2,030,000 ounces of gold.
  Inferred Resources of 2,000,000 gold ounces: June 2023 Mineral Resource estimate, constrained within an optimized pit shell at a gold price of US$1,800 per ounce, includes Inferred Mineral Resources of 46,600,000 tonnes at 1.33 g/t gold for a total of 2,000,000 ounces of gold.
  Anaconda Area Oxide Mineral Resources and the Dandoko Oxide Mineral Resources will form the basis of the engineering study of a Fekola Regional stand-alone mill and oxide processing facilities: Construction of a stand-alone oxide mill would constitute Phase II of the Fekola Regional Development Plan. The engineering study will be based on processing 4 million tonnes per annum (“Mtpa”) of oxide resources. The Company’s optimization study analysis indicates that the combined Fekola Mine and Fekola Regional processing facilities could have the potential to produce more than 800,000 ounces of gold per year from the Fekola Complex, subject to delineation of additional mineral resources and development, completion of feasibility studies, and the receipt of all necessary regulatory approvals and permits.
  Improvement in Anaconda Area Sulphide Mineral Resources total tonnes and grade: Inaugural sulphide Indicated Mineral Resource estimate of 17,400,000 tonnes at 1.40 g/t gold for a total of 780,000 ounces of gold. Sulphide Inferred Mineral Resource estimate of 37,100,000 tonnes at 1.44 g/t gold for a total of 1,720,000 ounces of gold. Sulphide Inferred gold grade improved by 15% from the March 2022 Mineral Resource estimate.
  Continuity of Anaconda Area Oxide Mineral Resources remains strong at higher cut-off grades: To highlight the potential for mining and trucking of higher-grade oxide ore from the Anaconda Area to the Fekola mill before potential completion of the Fekola Regional stand-alone mill and oxide processing facilities, the oxide Indicated Mineral Resource estimate at a 0.6 g/t gold cut-off grade is 23,500,000 tonnes at 1.37 g/t gold for a total of 1,040,000 ounces of gold. Oxide Mineral Resources at Anaconda Area and Dandoko are anticipated to be mined and processed at a lower per tonne unit cost relative to Fekola sulphide ore due to being located closer to surface (lower strip ratio), and cheaper mining and milling costs. Additionally, there is significant synergies between the Fekola Mine and the Fekola Regional deposits due to the sharing of existing infrastructure at Fekola.
  Ongoing exploration drilling at Mamba, Cobra and Taipan continues to intersect high grade-width intervals of oxide and sulphide mineralization that remain open to further exploration success: Since the cut-off date for assays for the June 2023 Mineral Resource estimate, the Company has continued to expand both oxide and sulphide deposits at the Anaconda Area.

Anaconda Area Mineral Resource Estimate
(as at June 15, 2023, reported on a 100% basis; totals may not add to due rounding)

		June 2023 Mineral Resource Estimate			March 2022 Mineral Resource Estimate
Category	Domain	Tonnes	Gold Grade (g/t Au)	Contained Gold Ounces	Tonnes	Gold Grade (g/t Au)	Contained Gold Ounces
Indicated	Oxide	39,700,000	0.98	1,250,000	32,400,000	1.08	1,130,000
Indicated	Sulphide	17,400,000	1.40	780,000
Indicated	Total	57,100,000	1.11	2,030,000	32,400,000	1.08	1,130,000

		June 2023 Mineral Resource Estimate			March 2022 Mineral Resource Estimate
Category	Domain	Tonnes	Gold Grade (g/t Au)	Contained Gold Ounces	Tonnes	Gold Grade (g/t Au)	Contained Gold Ounces
Inferred	Oxide	9,500,000	0.90	270,000	19,100,000	0.81	500,000
Inferred	Sulphide	37,100,000	1.44	1,720,000	44,600,000	1.25	1,790,000
Inferred	Total	46,600,000	1.33	2,000,000	63,700,000	1.12	2,280,000

Notes to the Mineral Resource estimates

  The Qualified Person as defined under National Instrument 43-101 for the June 2023 Mineral Resource estimate is Andrew Brown, P.Geo., B2Gold’s Vice President, Exploration.
  The Qualified Person as defined under National Instrument 43-101 for the March 2022 Mineral Resource estimate is Tom Garagan, P.Geo., B2Gold’s former Senior Vice President, Exploration
  Mineral Resources have been classified using the 2014 CIM Definition Standards. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  Mineral Resources are reported on a 100% basis. For the Menankoto permit area, B2Gold has an 90% attributable interest; under the applicable Malian mining legislation, the State of Mali has a 10% free-carried interest with an option to acquire an additional 10% participating interest. For the Bantako North permit area, B2Gold has an 90% attributable interest; under the applicable Malian mining legislation, the State of Mali has a 10% free-carried interest with an option to acquire an additional 10% participating interest. For the Bakolobi permit area, B2Gold has an 90% attributable interest; under the applicable Malian mining legislation, the State of Mali has a 10% free-carried interest with an option to acquire an additional 10% participating interest.
  June 2023 Mineral Resource estimates for the Anaconda Area assume an open pit mining method. Pit shells were run using a gold price of US$1,800/oz, metallurgical recovery of 94.1%, selling cost of US$161.93/ounce produced which includes royalties, operating cost estimates of US$1.80-US$2.30/t mined (mining at surface) plus a sinking rate of US$0.026/7.5 m depth, US$8.29-US$13.91/t processed (processing), US$4.00/t processed (hauling) and US$4.50/t processed (general and administrative).
  June 2023 Mineral Resource estimates are reported at a cut-off of 0.3 g/t gold for oxide material and a cutoff of 0.5 g/t gold for sulphide material.
  All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

Resource Model Methodology

The updated Anaconda Area Mineral Resource models were prepared in-house by B2Gold personnel. Drilling completed in support of the June 2023 Mineral Resource estimate includes 568 diamond drill holes (135,539 meters (“m”)), 2,387 reverse circulation holes (287,770 m) and 3,714 aircore holes (156,625 m) for a total of 6,669 drill holes (579,933 m).

Mineralization and weathering domains were modeled in three-dimensions with mineralization domains used to control estimation of gold grades. Oxide mineralization was modeled using logged weathering and lithology codes. Mineralization within the weathered profile is interpreted as an extension to underlying sulphide mineralization. The main controls on sulphide mineralization are west-dipping shear zones with an underlying lithological and alteration component.

Assays were capped by mineralization domain, with capping ranging from 1.0 g/t to 12.0 g/t gold in the low grade zones, 2.0 g/t to 17.0 g/t gold in the medium grade zones and 6.0 g/t to 35.0 g/t gold in the high grade zones. Gold grades were capped prior to compositing to 2 m. Grades were estimated into the block models using Ordinary Kriging and Inverse Distance Squared with searches dynamically controlled along main mineralization zone directions.

Approximately 25,538 bulk density measurements were made at site on drill core samples using the Archimedes water-displacement method. Nominal drill hole spacing for oxide Indicated Mineral Resources is aircore, or reverse circulation drilling at 40 x 40 m supplemented by reverse circulation or core drilling at 80 x 80 m, and for Inferred Mineral Resources drill hole spacing is nominally 80 x 80 m.

2023 Mali Exploration Drilling Program

In 2023, B2Gold is conducting a $35 million exploration program at the Fekola Complex, comprised of the Fekola Mine and the adjacent Cardinal Zone on the Medinandi permit, the Anaconda Area (Bantako North, Menankoto, and Bakolobi), and the Dandoko permit. The initial focus of the 178,000 m drill program has been the Anaconda Area, which includes the Mamba, Adder, Anaconda, Cascabel, Boomslang, Taipan and Cobra zones.

Figure 1. Fekola Complex Overview.

2023 Anaconda Area Exploration Drilling Program

Mamba Zone (Bantako North and Menankoto permits)

As a significant contributor to the Anaconda Area June 2023 Mineral Resource estimate, the Mamba Zone continues to be the subject of a focused campaign of infill drilling. Approximately 30,000 m of drilling have been completed on Mamba to date in 2023. Current drilling is targeting the upgrade of sulphide Inferred Mineral Resources beneath the portion of the Mamba pit scheduled for the earliest phase of oxide mining. Concurrent sulphide exploration drilling is ongoing and continues to return high grade-width intersections. Hole MSD_288 returned 1.73 g/t gold over 21.17 m, from 559.10 m, and 5.53 g/t gold over 12.20 m, from 663.90 m, and is over 300 m down plunge from MSD_241 (8.60 g/t gold over 46.0 m) which was one of the highest gram-meter intercepts drilled to date in the Anaconda Area. With the recent oxide infill program complete, most of the recent drilling has been directed at sulphide targets, though several significant intervals of oxide mineralization have been recently intersected. Mineralization remains open at depth along this shallowly plunging zone.

Selected sulphide and oxide highlights from recent assays at Mamba received after the June 2023 Mineral Resource estimate cut-off date are presented in the following table.

Table 1. Mamba Drilling Assays Post June 2023 Mineral Resource Estimate.

HoleID	From	To	Meters	Gold (g/t)	Domain
BND_157	171.66	177.3	5.64	7.42	Sulphide
BND_159	335.3	345.7	10.4	3.48	Sulphide
Incl	336.2	345.7	9.5	3.73	Sulphide
BND_162	94.8	100.0	5.2	4.10	Sulphide
and	127.25	131.0	3.75	5.90	Sulphide
and	279.04	287.22	8.18	4.42	Sulphide
and	305.30	332.78	27.48	1.20	Sulphide
MSD_288	559.10	580.27	21.17	1.73	Sulphide
and	663.9	676.1	12.2	5.53	Sulphide
MSR_1274	54.0	61.0	7.0	3.28	Oxide
MSR_1276	107.0	136.0	29.0	1.20	Oxide
MSR_1278	56.0	66.0	10.0	3.23	Oxide
MSR_1280	95.0	109.0	14.0	1.48	Oxide

Note: Sulphide composites above 0.6 g/t gold cutoff, applying a maximum internal dilution of 5 m. Higher grade including intervals are reported above a cutoff of 1.0 g/t gold, applying a maximum internal dilution of 3 m. Oxide composites are reported above a 0.2 g/t gold cutoff, applying a maximum internal dilution of 3 m. Results are uncapped. True width not known at this time.

Cobra and Taipan Zones (Menankoto and Bakolobi permits)

The Cobra Zone has been a significant contributor to the total oxide Mineral Resource estimate in the Anaconda Area and continues to generate significant intervals of both oxide- and sulphide-hosted mineralization.

The southernmost portion of Cobra comprises a separate geological structure, which is currently being explored as the Taipan Zone. Recent drilling on the Cobra and Taipan zones have returned encouraging intervals of oxide and sulphide mineralization, with Taipan also returning particularly strong sulphide intercepts.

Selected sulphide and oxide highlights from recent assays at Cobra and Taipan received after the June 2023 Mineral Resource estimate cut-off date are presented in the following table.

Table 2. Cobra and Taipan Drilling Assays Post June 2023 Mineral Resource Estimate.

Target	HoleID	From	To	Meters	Gold (g/t)	Domain
Cobra	MSD_290	35.2	47.9	12.7	2.98	Oxide
Taipan	BKD_002	7.4	21.5	14.1	1.73	Oxide
Taipan	BKD_003	15.4	22.1	6.7	7.05	Oxide
Taipan	BKD_009	84.66	91.00	6.34	4.21	Sulphide
Taipan	Incl	72.36	84.10	11.74	7.45	Sulphide

Note: Sulphide composites above 0.6 g/t gold cutoff, applying a maximum internal dilution of 5 m. Higher grade including intervals are reported above a cutoff of 1.0 g/t gold, applying a maximum internal dilution of 3 m. Oxide composites are reported above a 0.2 g/t gold cutoff, applying a maximum internal dilution of 3 m. Results are uncapped. True width not known at this time.

Fekola Regional Development Update

For 2023, the Company has budgeted a total of $63 million for Fekola Regional development. The construction mobile equipment fleet is now in operation, and construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot, and offices) is on schedule to support saprolite production from the Bantako North permit area as early as the third quarter of 2023.

Based on B2Gold's preliminary planning, the Anaconda Area could provide selective higher grade saprolite material (average annual grade of up to 2.2 g/t gold) to be trucked approximately 20 km and fed into the Fekola mill at a rate of up to 1.5 Mtpa. Trucking of selective higher grade saprolite material from the Anaconda Area to the Fekola mill will increase the ore processed and has the potential to generate approximately 80,000 to 100,000 ounces of initial gold production per year from Fekola Regional sources (Fekola Regional Phase I). Initial saprolite production from the Bantako North permit is expected to contribute approximately 18,000 ounces of gold in 2023, with Fekola Regional production levels continuing to progress through 2024.

Preliminary results of a Fekola Complex optimization study indicate that there is a significant opportunity to increase gold production and resource utilization with the addition of oxide processing capacity. The Company is progressing an engineering study of a Fekola Regional stand-alone mill and oxide processing facilities (expected to be located on the Anaconda Area). Construction of a stand-alone oxide mill would constitute Phase II of the Fekola Regional Development Plan. The engineering study will be based on processing 4 Mtpa of oxide resources. Results of the study are expected in the fourth quarter of 2023. In addition, Fekola Complex optimization work continues to maximize project value from all the various oxide and sulphide material sources including the Fekola Pit, Fekola Underground, Cardinal Pit, and the Bantako North, Menankoto, Bakolobi and Dandoko permits. The Company’s conceptual analysis indicates that the combined Fekola Mine and Fekola Regional processing facilities could have the potential to produce more than 800,000 ounces of gold per year from the Fekola Complex, subject to delineation of additional mineral resources and development, completion of feasibility studies, and the receipt of all necessary regulatory approvals and permits.

QA/QC on Sample Collection and Assaying

The primary assay laboratory for Bantako North and Menankoto exploration samples is SGS Laboratories in Bamako, Mali. The Fekola Mine laboratory and Bureau Veritas laboratories in Abidjan, Cote d’Ivoire have served as alternate laboratories. At each laboratory samples are prepared and analyzed using 50-gram fire assay with atomic absorption and/or gravimetric finish. Umpire assaying of exploration samples is conducted on a quarterly basis. SGS Bamako is accredited under ISO17025 and is an independent laboratory. The Fekola Mine laboratory currently holds no accreditations and is not independent of B2Gold. Bureau Veritas Abidjan laboratory is independent of B2Gold and is operating to the guidelines of ISO9001 and ISO17025 protocols in accordance with procedures specified within the Bureau Veritas group.

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates in the sample sequence. The results of the control samples are evaluated on a regular basis with partial batches re-analyzed and/or resubmitted on exploration samples, as needed. All results stated in this announcement have been accepted according to B2Gold’s quality assurance and quality control protocols.

Qualified Persons

Andrew Brown, Vice President of Exploration at B2Gold, a qualified person under National Instrument 43-101, has reviewed and approved the scientific information related to exploration and mineral resource matters contained in this news release.

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the scientific and technical information related to operations matters contained in this news release.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Canada, Mali, Colombia, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President & Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 16, 2023 for a discussion of our ownership interest in the mines B2Gold operates.

 This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2023, total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023; the potential for Fekola Regional (Anaconda Area) to provide saprolite material to feed the Fekola mill starting in the third quarter of 2023;initial production from the Bantako North permit area contributing 18,000 ounces in 2023 and ramping up in 2024; the timing and results of a study for the Fekola Regional (Anaconda Area) to review the project economics of a stand-alone oxide mill; the potential for the Fekola complex to produce 800,000 ounces of gold per year; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share of Calibre’s production. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs", "all-in sustaining costs" (or "AISC"), and “cash flow provided by operating activities before working capital adjustments”. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance..

Appendix A

Anaconda Area June 2023 Mineral Resource Estimate – All Resources Above 0.6 g/t Gold Cut-Off Grade Sensitivity
(as at June 15, 2023, reported on a 100% basis; totals may not add to due rounding)

		June 2023 Mineral Resource Estimate
Category	Domain	Tonnes	Gold Grade (g/t Au)	Contained Gold Ounces
Indicated	Oxide	23,500,000	1.37	1,040,000
Indicated	Sulphide	15,700,000	1.49	750,000
Indicated	Total	39,200,000	1.42	1,790,000

		June 2023 Mineral Resource Estimate
Category	Domain	Tonnes	Gold Grade (g/t Au)	Contained Gold Ounces
Inferred	Oxide	4,800,000	1.38	210,000
Inferred	Sulphide	33,100,000	1.55	1,650,000
Inferred	Total	37,900,000	1.53	1,860,000

Notes on June 2023 Mineral Resource Estimate – Cut-Off Grade Sensitivity

  The Qualified Person as defined under National Instrument 43-101 for the Mineral Resource estimate is Andrew Brown, P.Geo., B2Gold’s Vice President, Exploration.
  Mineral Resources have been classified using the 2014 CIM Definition Standards. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  Mineral Resources are reported on a 100% basis. For the Menankoto permit area, B2Gold has an 90% attributable interest; under the applicable Malian mining legislation, the State of Mali has a 10% free-carried interest with an option to acquire an additional 10% participating interest. For the Bantako North permit area, B2Gold has an 90% attributable interest; under the applicable Malian mining legislation, the State of Mali has a 10% free-carried interest with an option to acquire an additional 10% participating interest. For the Bakolobi permit area, B2Gold has an 90% attributable interest; under the applicable Malian mining legislation, the State of Mali has a 10% free-carried interest with an option to acquire an additional 10% participating interest.
  Mineral Resource estimates for the Anaconda Area assume an open pit mining method. Pit shells were run using a gold price of US$1,800/oz, metallurgical recovery of 94.1%, selling cost of US$161.93/ounce produced which includes royalties, operating cost estimates of US$1.80-US$2.30/t mined (mining at surface) plus a sinking rate of US$0.026/7.5 m depth, US$8.29-US$13.91/t processed (processing), US$4.00/t processed (hauling) and US$4.50/t processed (general and administrative).
  Mineral Resources are reported at a cut-off of 0.6 g/t gold for oxide material and a cutoff of 0.6 g/t gold for sulphide material.
  All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

Appendix B

Dandoko February 2023 Mineral Resource Estimate
(as at February 17, 2023, reported on a 100% basis; totals may not add to due rounding)

February 2023 Mineral Resource Estimate
Category	Tonnes	Gold Grade (g/t Au)	Contained Gold Ounces
Indicated	8,190,000	1.49	390,000
Inferred	1,300,000	0.79	33,000

Notes on Dandoko February 2023 Mineral Resource Estimate

  The Qualified Person as defined under National Instrument 43-101 for the Mineral Resource estimate is Brian Scott, P.Geo., B2Gold’s Vice President, Geology & Technical Services.
  Mineral Resources have been classified using the 2014 CIM Definition Standards. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  Mineral Resources are reported on a 100% basis. For the Dandoko permit area, B2Gold has an 90% attributable interest; under the applicable Malian mining legislation, the State of Mali has a 10% free-carried interest with an option to acquire an additional 10% participating interest.
  Mineral Resource estimates for the Dandoko permit area assume an open pit mining method. Pit shells were run using a gold price of US$1,800/ounce, metallurgical recovery of 94%, selling cost of US$151.00/ounce produced which includes royalties, operating cost estimates of US$1.25-US$2.00/t mined (mining at surface) plus a sinking rate of US$0.035/10 m depth, US$8.61-US$15.02/t processed (processing), US$5.00/t processed (hauling) and US$1.67/t processed (general and administrative).
  Mineral Resources are reported at a cut-off of 0.30 – 0.35 g/t gold for oxide material and a cutoff of 0.45 g/t gold for sulphide material.
  All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/3ac47750-f36d-4a40-bd9a-e4232297c779

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com